UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2024

Commission file number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

On September 12, 2024, CN Energy Group. Inc. (the “Company”), through its wholly owned subsidiary CN Energy Industrial Development Co., Ltd. (“CN Energy Industrial Development”), entered into a Share Transfer Agreement (the “Agreement”) with Zhejiang Sentuo Industrial Holding Group., Ltd. (“Sentuo”). Pursuant to the Agreement, CN Energy Industrial Development agreed to transfer all of its equity interest in Hangzhou Forasen Technology Co., Ltd. (“Forasen”), which constituted 100% of the issued and outstanding equity of Forasen, to Sentuo in consideration of RMB 29,478.31 (the “Transfer”), which shall be paid by Sentuo within five business days from the date of the Agreement.

The new corporate structure of the Company after the Transfer is demonstrated in the diagram below.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: September 19, 2024	By:	/s/ Wenhua Liu
	Name:	Wenhua Liu
	Title:	Interim Chief Executive Officer

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